



SECURIT[illegible] ISSION

02021776

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SEC FILE NUMBER
8-48059

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornerstone Investments, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3540 SW 10th Street
(No. and Street)

PROCESSED
APR 12 2002
THOMSON FINANCIAL

Topeka (City) Kansas (State) 66615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott P. Tabbert 785-273-2685
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name — *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) Kansas (State) 66611-2050 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 05 2002 WASH, D.C. 354

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Scott P. Tabbert~~ Donald G. Schwart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Investments, L.L.C., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Donald G. Schwart
Signature

President
Title

Latisha A. Zeferjahn
Notary Public

LATISHA A. ZEFERJAHN
NOTARY PUBLIC
State Of Kansas
My Appt Expires 1-1-2004

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Berberich Trahan & Co., P.A.

Certified Public Accountants

CORNERSTONE INVESTMENTS, L.L.C.

FORM X-17A-5, PART III

SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2001 AND 2000

CORNERSTONE INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Schedules:	
Schedule 1 - Changes in Liabilities Subordinated to Claims of General Creditors	9
Schedule 2 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule 4 - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule 5 - Reconciliations	13

Berberich Trahan & Co., P.A.

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone 785 234 3427
Toll Free 1 800 530 5526
Facsimile 785 233 1768
E-mail cpa@cpakansas.com

INDEPENDENT AUDITORS' REPORT

The Members
Cornerstone Investments, L.L.C.:

We have audited the accompanying statements of financial condition of Cornerstone Investments, L.L.C. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Investments, L.L.C. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan & Co., P.A.

Topeka, Kansas
February 5, 2002


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

CORNERSTONE INVESTMENTS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents:		
Unrestricted (Note 3)	$ 65,868	$ 18,555
Restricted (Note 2)	35,105	35,711
Commissions receivable	25,870	41,430
Total current assets	$ 126,843	$ 95,696
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable (Note 3)	$ 52,435	$ -
Commissions payable	20,296	35,065
Fidelity bond payable	-	5,000
Total current liabilities	72,731	40,065
Members' equity (Note 6)	54,112	55,631
	$ 126,843	$ 95,696

The accompanying notes are an integral part of these financial statements.

CORNERSTONE INVESTMENTS, L.L.C.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions and concessions	$ 949,842	$ 1,124,137
Interest	1,609	1,382
Other income	79	602
	951,530	1,126,121
Expenses:		
Commissions and concessions	800,088	884,559
Allocated expenses (Note 4)	190,089	213,784
Licenses	8,711	6,207
Professional fees	6,970	8,526
Dues and subscriptions	1,650	2,241
Other operating expenses	33,414	10,466
	1,040,922	1,125,783
Net income (loss)	$ (89,392)	$ 338

The accompanying notes are an integral part of these financial statements.

CORNERSTONE INVESTMENTS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2001 and 2000

Balance at January 1, 2000	$ 63,853
Distributions	(8,560)
Net income	338
Balance at December 31, 2000	55,631
Contributed capital	87,873
Net loss	(89,392)
Balance at December 31, 2001	$ 54,112

The accompanying notes are an integral part
of these financial statements.

CORNERSTONE INVESTMENTS, L.L.C.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (89,392)	$ 338
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Commissions receivable	15,560	7,568
Accounts receivable	-	3,500
Accounts payable	52,435	(4,375)
Commissions payable	(14,769)	(525)
Fidelity bond payable	(5,000)	-
Net cash provided by (used in) operating activities	(41,166)	6,506
Cash flows from financing activities:		
Capital contributions	87,873	-
Distributions	-	(8,560)
Net cash provided by (used in) financing activities	87,873	(8,560)
Net increase (decrease) in cash	46,707	(2,054)
Cash and cash equivalents, beginning of year	54,266	56,320
Cash and cash equivalents, end of year	$ 100,973	$ 54,266

The accompanying notes are an integral part
of these financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

Cornerstone Investments, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company concentrates in the marketing of mutual funds and annuities mainly in Kansas.

Cash and Cash Equivalents

Cash and investments with an original maturity of three months or less are considered cash and cash equivalents for the purposes of the cash flow statement.

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession has been earned.

Income Taxes

No income tax provision has been included in the financial statements because income or loss of the Company is required to be reported by the respective members on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Restricted Cash

Cash of $ 105 and $ 711 at December 31, 2001 and 2000, respectively, has been segregated in a special reserve bank account pursuant to an NASD requirement. The Company also deposited $ 35,000 into a special reserve depository account.

3 - Accounts Payable

In October 2001, the Company received and paid to the agent a commission on a transaction that was invalid and should be paid back to the mutual fund company. The Company received the amount due from the agent before December 31, 2001. However, the Company did not remit the $ 49,280 to the mutual fund company until January 2002.

4 - Related Party Transactions

Schwart & Letch Financial Services, Inc. (the Corporation) is a ten percent owner of the Company. A member of the Company owns 100% of the Corporation. The Corporation pays certain direct and all indirect costs, such as salaries and overhead, of the Company. The Company reimburses the Corporation for the allocated expenses paid. During the years ended December 31, 2001 and 2000, the Company paid the Corporation $ 190,089 and $ 213,784, respectively, for allocated expenses.

5 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2001 were:

Net capital	$	52,768
Net capital requirements		25,000
Aggregate indebtedness		72,731
Aggregate indebtedness to net capital ratio		1.38 to 1

6 - Change in Members' Equity

As of January 1, 2001, a member who previously owned 45% of the Company transferred his interest to another member. The Company is now owned 90% by one member and 10% by the Corporation.



SUPPLEMENTARY SCHEDULES

CORNERSTONE INVESTMENTS, L.L.C.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2001

No such liabilities exist at December 31, 2001.

CORNERSTONE INVESTMENTS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Aggregate indebtedness - total liabilities	$ 72,731
Net capital:	
Credit items:	
Members' equity	$ 54,112
Debit item:	
Net receivable on 12b1 fees	1,344
Net capital	52,768
Capital requirements	25,000
Capital in excess of requirements	$ 27,768

Ratio of aggregate indebtedness to net capital is 1.38 to 1.

CORNERSTONE INVESTMENTS, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

CORNERSTONE INVESTMENTS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

CORNERSTONE INVESTMENTS, L.L.C.

RECONCILIATIONS

December 31, 2001

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2001, as previously filed	$ 54,112
Net capital as shown on this report	$ 54,112

RESERVE REQUIREMENTS

Not applicable.